NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PE 10/22/2015

DIVISION OF
CORPORATION FINANCE


15008480

November 18, 2015

Act: 1934
Section:
Rule: 14a-8 (OOS)
Public
Availability: 11-18-15

Lori Zyskowski
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: AECOM
Incoming letter dated October 22, 2015

Dear Ms. Zyskowski:

This is in response to your letter dated October 22, 2015 concerning the shareholder proposal submitted to AECOM by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA OMB Memorandum M-07-16 ***

November 18, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AECOM
Incoming letter dated October 22, 2015

The proposal relates to simple majority voting.

There appears to be some basis for your view that AECOM may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if AECOM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

October 22, 2015

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *AECOM*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, AECOM (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states, in relevant part:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to provide the requisite and sufficient proof of continuous stock ownership in response to the Company's proper request for that information. Specifically, the Proponent's original submission failed to provide any verification of the Proponent's ownership of shares of Company stock, and the information provided by the Proponent in response to the Company's proper deficiency notice did not sufficiently evidence that the Proponent satisfied the minimum holding requirement of at least one year as of the date the Proponent submitted the Proposal.

BACKGROUND

The Proposal

The Proponent submitted the Proposal to the Company in a letter that was dated September 18, 2015 and received by the Company on the same day. *See* Exhibit A.

The Proponent's submission failed to provide verification of the Proponent's ownership of the requisite number of shares of Company stock for at least one year as September 18, 2015, the date the Proponent submitted the Proposal. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was a record owner of any shares of Company stock.

Accordingly, on September 30, 2015, which was within 14 days of the date on which the Company received the Proposal, the Company sent the Proponent a letter notifying him of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how he could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including the requirement for the statement to verify that the Proponent "continuously held the requisite number of Company shares for the one-year period preceding and including September 18, 2015" (the date the Proposal was submitted); and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"). *See* Exhibit B. The Deficiency Notice was delivered to the Proponent via email on September 30, 2015 and also via overnight mail at 10:02 a.m. on October 1, 2015. *See* Exhibit C.

On October 12, 2015, the Proponent responded to the Deficiency Notice and provided a letter from Fidelity Investments, dated September 23, 2015 (the "Fidelity Investments Letter"). *See* Exhibit D. The Fidelity Investments Letter stated, in pertinent part, the following:

> Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 113.000 shares of Aecom (CUSIP: 00766T100, trading symbol: ACM) since October 27, 2014 (in excess of ten months). I can also confirm that Mr. Chevedden held no less than 60.000 shares of URS Corp. (CUSIP: 903236107, trading symbol: URS) between October 11, 2013, and October 27, 2014, the date the shares of Aecom were received in Mr. Chevedden's account.

The Company has received no further correspondence from the Proponent regarding either the Proposal or proof of the Proponent's ownership of shares of Company stock.

The Merger

AECOM (at the time known as AECOM Technology Corporation) acquired URS Corp. on October 17, 2014 pursuant to a merger agreement, dated as of July 11, 2014. The merger was approved by stockholders of both companies. Upon the completion of the merger, ACM Mountain I, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of AECOM, merged with and into URS Corp., with URS Corp. continuing as the surviving entity. Immediately after and as part of a single integrated transaction, URS Corp. merged with and into AECOM Global II, LLC (formerly ACM Mountain II, LLC), a Delaware limited liability company and direct wholly-owned subsidiary of AECOM ("Merger Sub I"), with Merger Sub I surviving as a direct wholly-owned subsidiary of AECOM with the name "AECOM Global II, LLC."

Upon the completion of the merger, each issued and outstanding share of URS Corp. common stock (other than dissenting shares, treasury shares or shares held by AECOM, URS Corp. or their respective subsidiaries) was cancelled and converted into the right to receive, at the election of the holder, either stock or cash consideration. On a per share basis, the stock consideration was equivalent to 1.8879 shares of AECOM common stock and the cash consideration was equivalent to $53.991 per share. URS Corp. was, as a result, delisted, deregistered under the Securities Exchange Act of 1934, as amended, and ceased to exist as a public company. *See* Exhibit E.

ANALYSIS

The Proposal May Be Excluded Under Rules 14a-8(b) and 14a-8(f)(1) Because the Proponent Failed to Satisfy the One-Year Holding Period Required by Rule 14a-8(b).

The Company may exclude the Proposal under Rules 14a-8(b) and 14a-8(f)(1) because the Proponent did not adequately substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Specifically, the Proponent's original submission failed to provide any verification of the Proponent's ownership of shares of Company stock, and the information provided by the Proponent in response to the Company's proper Deficiency Notice did not sufficiently evidence that the Proponent satisfied the minimum holding requirement of at least one year as of the date the Proponent submitted the Proposal.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), *provided* that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. As described above, the Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which specifically set forth the information listed above and attached a copy of both Rule 14a-8 and SLB 14F. *See* Exhibit B. Furthermore, section C.1.c of Staff Legal Bulletin No. 14 (July 13, 2001) specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2).

In the current instance, according to the Fidelity Investments Letter, the Proponent appears to have received shares of Company stock as a result of the Company's acquisition of URS Corp., which was completed on October 17, 2014.[1] In the context of proposals submitted to companies that recently completed merger transactions, the Staff has consistently taken the position that a former stockholder of a company that is acquired does not become a stockholder of the continuing company until the effective time of the merger. The rationale for such position is that acquisition of voting securities of a continuing company in connection with a plan of merger constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. *See, e.g., Green Bankshares, Inc.* (avail. Feb. 13, 2008); *AT&T Corp.* (avail. Jan. 18, 2007); *ConocoPhillips* (avail. Mar. 24, 2003). In each case cited above, respective proponents acquired shares of the respective registrant pursuant to a merger within less than one year of submitting a proposal to the registrant. Notwithstanding the fact that each proponent had held shares in the acquired company or the company that was merged out of existence as a result of the merger for more than one year prior to the effective time of the merger, the Staff took the position that each proponent's holding period for the applicable registrant's shares began when the proponent acquired the registrant's shares pursuant to the merger. In general, the Staff has consistently granted no-action relief in situations where the merger pursuant to which shares were acquired occurred less than one year before the stockholder proposal was submitted. *See Green Bankshares, Inc.* (avail. Feb. 13, 2008); *AT&T Corp.* (avail. Jan. 18, 2007); *ConocoPhillips* (avail. Mar. 24, 2003); *see also Merck & Co., Inc.* (avail. Feb. 19, 2010).

[1] As described above, at the effective time of the merger, on October 17, 2014, each issued and outstanding share of URS Corp. common stock was cancelled and converted into the right to receive, at the election of the holder, either stock of the Company or cash consideration. The election deadline was 2 p.m. California time on October 15, 2014. Stockholders who did not make a timely election received merger consideration in whatever form or mix remained after giving effect to the preferences of the URS Corp. stockholders that made elections.

For instance, in *Green Bankshares, Inc.* (avail. Feb. 13, 2008), the Staff concurred with the exclusion of a proposal under Rule 14a-8(b) where the proponent received shares of Green Bankshares, Inc. upon its acquisition of Civitas BankGroup, Inc. The merger was completed on May 18, 2007 and Green Bankshares, Inc. received the proposal, dated December 19, 2007, on December 20, 2007. Even though the proponent held target company shares for over one year, the Staff concurred with the exclusion, stating:

> We note in particular that the proponent acquired shares of Green Bankshares voting securities in connection with a plan of merger involving Green Bankshares. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponent's holding period for Green Bankshares shares did not commence earlier than May 18, 2007, the effective time of the merger.

Similarly, in *AT&T Corp.* (avail. Jan. 18, 2007), the Staff concurred with the exclusion of a proposal under Rule 14a-8(b) where the proponent originally held shares in AT&T Corp. and received shares of AT&T Inc. upon AT&T Corp.'s merging with a wholly-owned subsidiary of AT&T Inc. The merger was completed on November 18, 2005, which was less than one year before the proposal's submission date of November 3, 2006. In concurring with the exclusion, the Staff stated the following:

> We note in particular that the proponent acquired shares of AT&T Inc. voting securities in connection with a plan of merger involving AT&T Inc. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponent's holding period for AT&T Inc. shares did not commence earlier than November 18, 2005, the effective time of the merger.

As in *Green Bankshares, Inc.* and *AT&T Corp.*, based on information included in the Fidelity Investments Letter, the Proponent received shares of Company stock in connection with a merger, which was consummated on October 17, 2014. Pursuant to the merger, the Company acquired URS Corp. and certain URS Corp. stockholders received shares of Company stock in exchange for their URS shares. In accordance with the precedent cited above, the merger constituted a separate purchase and sale of securities for purposes of the federal securities laws. Therefore, in the absence of information indicating that the Proponent owned shares of Company stock prior to the effective time of the merger (and the Proponent did not provide and did not attempt to provide any such information), the earliest date on which the Proponent's one-year holding period of shares of Company stock began was the effective date of the merger (i.e., October 17, 2014).[2] Therefore, the Proponent only held shares of Company stock for 11 months as of September 18, 2015 (the date on which he submitted the Proposal). As demonstrated by the precedent, the one-year holding requirement cannot be met by virtue of the Proponent's holding stock in a company that was acquired by the Company less than a year before the Proposal's submission date.

To reiterate, the Proponent does not otherwise appear in the Company's records as a stockholder, and the Company has received no further correspondence from the Proponent regarding either the Proposal or proof of the Proponent's ownership of Company shares. Therefore, because the merger pursuant to which the Proponent acquired shares of Company stock became effective on October 17, 2014 (which is less than one year before the Proposal was submitted), the Proponent failed to meet the one-year holding requirement under Rule 14a-8(b).

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving the timely and proper Deficiency Notice pursuant to Rule 14a-8(f)(1), the Proponent has not sufficiently demonstrated that he continuously owned the requisite number of shares of Company stock for the requisite one-year period prior to the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further

---

[2] According to the Fidelity Investments Letter, the Proponent received shares of Company stock in his account on October 27, 2014. Based on the information included in the Fidelity Investments Letter, prior to that date, the Proponent only held shares of URS Corp.'s common stock. Because of the deal consideration mechanics that provided that URS Corp. stockholders had the ability to elect either stock of the Company or cash consideration (or to receive whatever form or mix remained if no election had been made), it took the exchange agent ten days to tabulate, calculate and distribute the shares of Company stock to the former URS Corp. stockholders pursuant to the merger agreement and the election notices. As a result, the Proponent did not receive shares of Company stock in his account until ten days after the effective time of the merger (i.e., on October 27, 2014). However, for purposes of this no-action request, we assume that the Proponent's holding period of shares of Company stock began at the effective time of the merger since that is when he became entitled to receive shares of Company stock.

assistance in this matter, please do not hesitate to call me at (212) 351-2309 or Ms. Christina Ching, the Company's Corporate Secretary, at (213) 593-7737.

Sincerely,



Lori Zyskowski

Enclosures

cc: Christina Ching, Vice President, Corporate Secretary, AECOM
John Chevedden

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

Ms. Christina Ching
Corporate Secretary
AECOM (ACM)
1999 Avenue of the Stars
Suite 2600
Los Angeles, CA 90067
PH: 213-593-8100
FX: 213-593-8178

Dear Ms. Ching,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



John Chevedden



Date

cc: Will Gabrielski <AECOMInvestorRelations@aecom.com>
VP, Investor Relations
PH: 213-593-8208

[ACM: Rule 14a-8 Proposal, September 18, 2015]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our charter.

Please vote to enhance shareholder value:

Simple Majority Vote – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

GIBSON DUNN

EXHIBIT B

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York, NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Lori Zyskowski
Direct: +1 212.351.2309
Fax: +1 212.351.6309
LZyskowski@gibsondunn.com

September 30, 2015

VIA OVERNIGHT DELIVERY AND EMAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

I am writing on behalf of AECOM (the "Company"), which received on September 18, 2015, your stockholder proposal entitled "Simple Majority Vote" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the requisite number of Company shares for the one-year period preceding and including September 18, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including September 18, 2015; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and

any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, stockholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including September 18, 2015.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for the one-year period preceding and including September 18, 2015. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including September 18, 2015, the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Ms. Christina Ching, the Company's Corporate Secretary, at AECOM, 1999 Avenue of the Stars, Suite 2600, Los Angeles, California 90067. Alternatively, you may transmit any response by facsimile to Ms. Ching at 213-593-8730.

If you have any questions with respect to the foregoing, please contact Ms. Ching at 213-593-7737. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Lori Zyskowski

cc: Ms. Christina Ching, Vice President, Corporate Secretary, AECOM

Enclosures

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals.

Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

GIBSON DUNN

EXHIBIT D

Personal Investing P.O. Box 770001
Covington, KY 45277-0045



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Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 213-593-8730	Fax #

September 23, 2015

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 113.000 shares of Aecom (CUSIP: 00766T100, trading symbol: ACM) since October 27, 2014 (in excess of ten months). I can also confirm that Mr. Chevedden held no less than 60.000 shares of URS Corp. (CUSIP: 903236107, trading symbol: URS) between October 11, 2013, and October 27, 2014, the date the shares of Aecom were received in Mr. Chevedden's account.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W820590-22SEP15

GIBSON DUNN

EXHIBIT E

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended

Date of Report: **October 16, 2014**

AECOM TECHNOLOGY CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**000-52423**	**61-1088522**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1999 Avenue of the Stars, Suite 2600 **Los Angeles, CA**	**90067**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(213) 593-8000**

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Introductory Note.

This Current Report on Form 8-K is being filed in connection with the consummation on October 17, 2014, of the transactions contemplated by that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 11, 2014, by and among AECOM Technology Corporation, a Delaware corporation ("AECOM"), ACM Mountain I, LLC, a Delaware limited liability company and direct wholly-owned subsidiary of AECOM ("Merger Sub"), AECOM Global II, LLC (formerly ACM Mountain II, LLC), a Delaware limited liability company and direct wholly-owned subsidiary of AECOM ("Merger Sub I"), and URS Corporation, a Delaware corporation ("URS"). The events described in this Current Report on Form 8-K occurred in connection with the consummation of the Merger (as defined below).

Item 1.01. Entry into a Material Definitive Agreement.

Credit Agreement; Security Agreement

In connection with the consummation of the transactions contemplated by the Merger Agreement, on October 17, 2014, AECOM entered into a new credit agreement (the "Credit Agreement") among AECOM, certain of its subsidiaries (together with AECOM, the "Borrowers"), certain lenders and Bank of America, N.A., as administrative agent and as a lender. The Credit Agreement consists of (i) a term loan A facility in an aggregate principal amount of $1.925 billion, (ii) a term loan B facility in an aggregate principal amount of $1.1875 billion, (iii) a revolving credit facility in an aggregate principal amount of $1.05 billion, and (iv) an incremental performance letter of credit facility in an aggregate principal amount of $500 million. The foregoing facilities under the Credit Agreement may be increased by an additional amount of up to $500 million, or such greater amount as described in the Credit Agreement.

The loans may be borrowed in dollars or in certain foreign currencies and bear interest at either the Base Rate (as defined in the Credit Agreement) or the Eurocurrency Rate (as defined in the Credit Agreement). With respect to the term loan B facility, the applicable margin for Base Rate loans is 2.00% and the applicable margin for the Eurocurrency Rate loans is 3.00%. With respect to the term loan A facility, and the revolving credit facility, the applicable margin for the Base Rate loans is a range of 0.75% to 1.75% and the applicable margin for the Eurocurrency Rate loans is a range of 1.75% to 2.75%, based on the consolidated leverage ratio as calculated pursuant to the Credit Agreement. In addition to these borrowing rates, there is a commitment fee which ranges from 0.25% to 0.50% on any unused commitments. The applicable fees for issuance of letters of credit under the revolving credit facility and the performance letter of credit facility is a range of 1.125% to 1.625%.

Pursuant to the Credit Agreement, certain subsidiaries of AECOM (the "Guarantors") have guaranteed the obligations of the Borrowers under the Credit Agreement. The Borrowers' obligations under the Credit Agreement are secured by a lien on substantially all of the assets of AECOM and the Guarantors (collectively, the "Grantors") pursuant to a security and pledge agreement (the "Security Agreement"). The collateral under the Security Agreement is subject to release upon fulfillment of certain conditions specified in the Credit Agreement and Security Agreement.

The Credit Agreement and related loan documents contain covenants that limit the ability of AECOM and certain of its subsidiaries to, among other things:

- create, incur, assume, or suffer to exist liens;
- incur or guarantee indebtedness;
- pay dividends or repurchase stock;
- enter into transactions with affiliates;
- consummate asset sales, acquisitions or mergers;
- enter into certain type of burdensome agreements; or
- make investments.

The Credit Agreement also requires compliance with certain financial covenants, including a maximum consolidated leverage ratio and a minimum consolidated interest coverage ratio, in each case calculated as set forth in the Credit Agreement.

The Credit Agreement contains customary events of default, including:

- a change of control;
- failure to make required payments;
- failure to comply with certain agreements or covenants;
- failure to pay, or acceleration of, certain other indebtedness;
- certain events of bankruptcy and insolvency; and
- failure to pay certain judgments.

The foregoing description of the Credit Agreement is qualified in its entirety by reference to the Credit Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Bank of America, N.A. and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to AECOM and certain of its affiliates, including in connection with the Merger, and have received, or in the future may receive, compensation for the rendering of these services, including (i) having acted or acting as bookrunner, arranger and administrative agent for, and as a lender under, certain credit facilities, term loans and lines of credit of AECOM and its affiliates, and an initial purchaser of certain AECOM notes in AECOM's previously reported private note offering, (ii) having provided or providing certain foreign exchange trading services to AECOM and (iii) having provided or providing certain treasury and management products and services to AECOM. Certain affiliates of Bank of America, N.A. currently act as lenders and/or agents under the Prior Facilities (as defined below) and may receive a portion of the net proceeds of the Credit Agreement. In addition, Bank of America, N.A. or certain of their respective affiliates are lenders and/or agents under the Credit Agreement.

Item 1.02. Termination of a Material Definitive Agreement.

The Credit Agreement replaces (i) AECOM's Second Amended and Restated Credit Agreement, dated as of June 7, 2013, by and among AECOM, Bank of America, N.A., as administrative agent and a lender, and the other lenders party thereto, a copy of which was filed as Exhibit 10.1 to AECOM's Current Report on Form 8-K with the SEC on June 13, 2013, and (ii) AECOM's Fourth Amended and Restated Credit Agreement, dated as of January 29, 2014, by and among AECOM, its subsidiaries party thereto as borrowers, Bank of America, N.A., as administrative agent and a lender, and the lenders party thereto, a copy of which was filed as Exhibit 10.1 to AECOM's Current Report on Form 8-K filed with the SEC on January 31, 2014 (collectively, the "Prior Facilities"), which such Prior Facilities were terminated and repaid in full on October 17, 2014 in connection with the entry into the Credit Agreement.

In connection with the consummation of the Merger, AECOM prepaid in full $300 million face value (plus accrued interest as well as a prepayment penalty of $56 million) of its 5.43% Series A notes due July 2020 and 1.00% Senior Discount Notes, Series B, due July 2022, issued pursuant to the Note Purchase Agreement, dated June 28, 2010, by and among AECOM and the Purchasers identified therein, a copy of which was filed as Exhibit 10.1 to AECOM's Current Report on Form 8-K filed with the SEC on July 1, 2010 (the "Senior Notes"). Borrowings under the Credit Agreement were used to prepay the Senior Notes.

The description of the Prior Facilities and Senior Notes contained in each respective Current Report noted above is incorporated by reference into this Item 1.02.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On October 17, 2014, AECOM completed the acquisition of URS pursuant to the terms of the Merger Agreement. At the effective time, as defined in the Merger Agreement, Merger Sub merged with and into URS, with URS continuing as the surviving entity (the "Merger"). Immediately after the Merger and as part of a single integrated transaction, URS merged with and into Merger Sub I, with Merger Sub I surviving as a direct wholly-owned subsidiary of AECOM with the name "AECOM Global II, LLC".

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of URS common stock (other than dissenting shares, treasury shares or shares held by AECOM, URS or their respective subsidiaries) was cancelled and converted into the right to receive, at the election of the holder, either stock or cash consideration with a value equal to $53.991 (which represents the sum of (i) 0.734 multiplied by the average (rounded to the nearest one tenth of a cent) of the closing sales prices on the NYSE for AECOM common stock during the five trading days ending the day before the completion of the Merger, which average was $28.598 per share, and (ii) $33.00). On a per share basis, the stock consideration is equivalent to 1.8879 shares of AECOM common stock and the cash consideration is equivalent to $53.991 per share.

Pursuant to the Merger Agreement, at the effective time of the Merger, the outstanding equity awards of URS were converted into comparable awards for shares of AECOM stock, or cancelled and converted into the right to receive the merger consideration, in cash or shares of AECOM stock, at the election of the award holder, and subject to proration as provided for in the Merger Agreement, as follows:

- Each outstanding and unvested URS restricted stock unit and URS restricted stock award that vests solely based on the passage of time and that did not vest by its terms upon the consummation of the Merger was assumed by AECOM and converted into restricted stock and restricted stock units with respect to whole shares of AECOM common stock, on the same terms and conditions as applied to such URS restricted stock unit and URS restricted stock awards immediately prior to the consummation of the Merger, with the number of shares of AECOM common stock subject to each such assumed share of restricted stock and restricted stock unit determined based upon the exchange ratio of 1.8879 shares of AECOM common stock. Any corresponding accrued but unpaid dividends and dividend equivalents with respect to such URS restricted stock units and URS restricted stock awards were also assumed by AECOM and remain outstanding as an obligation with respect to the converted award.

- Each outstanding URS restricted stock unit and URS restricted stock award that vests solely based on the passage of time and that either was vested, but not yet settled at the time the Merger, or that vested by its terms upon the consummation of the Merger, vested and entitled the holder thereof to the merger consideration, and any corresponding accrued but unpaid dividends or dividend equivalents (less applicable withholding), which will be paid and/or delivered, as applicable, within thirty (30) days after the closing date, subject to certain limited exceptions.
- Each outstanding URS restricted stock unit and URS restricted stock award that vested, in whole or in part, based on the achievement of performance goals (other than the performance-based awards granted in March 2013 with a two-year performance period ending January 2, 2015, which were forfeited), vested based on the deemed achievement of the performance goals at target level and entitled the holder thereof to the merger consideration, and any corresponding accrued but unpaid dividends or dividend equivalents (less applicable withholding), which will be paid and/or delivered, as applicable, within forty-five (45) days after the closing date, subject to certain limited exceptions.
- Each outstanding URS deferred stock award held by a non-employee director and each outstanding URS deferred restricted stock unit, all of which were vested prior to the effective of the Merger, entitled the holder thereof to the merger consideration. The delivery and/or payment, as applicable, of the merger consideration and any dividend equivalents will be made on the first business day that follows the six (6) month anniversary of the holder's separation from service with URS and AECOM, subject to certain limited exceptions.

As noted above, URS stockholders and eligible equity award holders were entitled to elect to receive the merger consideration in the form of cash or shares of AECOM common stock. The election deadline was 2 p.m. California time on October 15, 2014. Stockholders and eligible equity award holders who did not make a timely election will receive the merger consideration in whatever form or mix remains after giving effect to the preferences of the URS stockholders and equity award holders that made elections.

In connection with the Merger, AECOM will pay a total of approximately $2.3 billion in cash and issue approximately 51,713,697 shares of AECOM common stock to former stockholders and equity award holders of URS, and will reserve approximately 2,560,948 shares of AECOM common stock for issuance in respect of the URS equity awards assumed by AECOM in the Merger. The estimates provided for herein are based on the number of shares of URS common stock and equity awards outstanding as of October 16, 2014. The actual cash paid, shares issued and shares reserved may vary from this estimate depending on the number of shares of URS common stock and equity awards ultimately determined to be outstanding immediately prior to the effective time of the Merger. The cash component of the consideration was funded from approximately $1.6 billion in proceeds from AECOM's previously reported private note offering and $700.0 million in borrowings under the Credit Agreement.

The foregoing description of the Merger and the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which was filed as Exhibit 2.1 to AECOM's Current Report on Form 8-K filed with the SEC on July 14, 2014, and is incorporated herein by reference.

A copy of the press release issued by AECOM on October 17, 2014, announcing the completion of the Merger is filed herewith as Exhibit 99.1 and is incorporated into this Item 2.01 by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 above regarding the Credit Agreement is hereby incorporated by reference into this Item 2.03.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Election of Directors

In accordance with the terms of the Merger Agreement, effective upon the consummation of the Merger, the AECOM Board of Directors (the "Board") was increased from 11 to 13 directors, and two former directors of URS were elected to the Board to fill the newly created vacancies: (1) Douglas W. Stotlar was elected as a Class I director of the Board to serve until AECOM's 2015 annual meeting of stockholders and until his successor is elected and qualified, and (2) William H. Frist was elected as a Class II director of the Board to serve until AECOM's 2016 annual meeting of stockholders and until his successor is elected and qualified.

Messrs. Stotlar and Frist will receive compensation for their services as non-employee directors in accordance with AECOM's non-employee director compensation program, as revised in August of 2014. Under this program, Messrs. Stotlar and Frist will receive (1) an annual retainer of $100,000, pro-rated for that portion of the 2014 fiscal year during which they serve as AECOM directors; (2) $1,500 for each meeting attended in-person or telephonically, when the number of Board meetings during the year has exceeded five; (3) a $1,000 fee per day, plus reimbursement for travel, for attendance at other qualifying Board-related functions in their capacity as a director; and (4) an annual long-term equity grant of AECOM restricted stock units, with a grant date fair value of $130,000 pro rated for the number of quarters that they are expected to serve as AECOM directors before the next annual award.

Officer Changes

Jane Chmielinski, Chief Operating Officer and President of Americas of AECOM, has informed AECOM that she will be retiring from AECOM on April 1, 2015. In connection with Ms. Chmielinski's decision to retire and integration efforts related to the Merger, it has been determined that, effective upon the consummation of the Merger, certain roles and responsibilities of Ms. Chmielinski (including those relating to enterprise corporate functions) shall be reassigned to Thomas Bishop, who is the Former Executive Chairman of URS's operations in Europe, the Middle East and India, and who will now head AECOM's Americas Design and Consulting Services operations. Ms. Chmielinski will continue to hold the title of Chief Operating Officer and President of Americas until the earlier of her retirement and the appointment of her successor.

Effective October 17, 2014, Stephen M. Kadenacy, AECOM's Chief Financial Officer, will serve as AECOM's President and Chief Financial Officer, reporting to Michael S. Burke, Chief Executive Officer. Mr. Kadenacy will lead AECOM's global financial operations, which include accounting, financial planning and analysis, financial reporting, insurance, internal audit, investor relations, tax, and treasury. He will also oversee AECOM's information technology, mergers and acquisitions, procurement and real estate functions, as well as AECOM's enterprise project delivery efforts.

Item 5.07. Submission of Matters to a Vote of Security Holders.

A special meeting of the stockholders (the "Special Meeting") of AECOM was held on October 16, 2014. The purpose of the Special Meeting was to submit to a vote of AECOM's stockholders as of the close of business on September 12, 2014 (the record date for the Special Meeting), (i) a proposal to issue shares of AECOM common stock in connection with the Merger and as contemplated by the Merger Agreement (the "Stock Issuance Proposal"), and (ii) a proposal to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies to approve the Stock Issuance Proposal if there were insufficient votes at the time of such adjournment to approve the Stock Issuance Proposal.

At the Special Meeting, a majority of the shares of AECOM common stock, present in person or represented by proxy, at the Special Meeting and entitled to vote thereon, approved the Stock Issuance Proposal. Because the Stock Issuance Proposal was approved, the proposal to adjourn the Special Meeting was not submitted for a vote.

According to the report of the inspector of election, the holders of a total of 81,463,191 shares of AECOM common stock, representing approximately 84.38% of the outstanding shares entitled to vote, were present in person or represented by proxy at the Special Meeting. A summary of the voting results for the Stock Issuance Proposal is set forth below:

For	Against	Abstain	Broker Non-Votes
80,200,775	165,552	1,096,864	0

A copy of the press release issued by AECOM on October 17, 2014, announcing the completion of the Merger, including approval of the Stock Issuance Proposal by its stockholders, is filed herewith as Exhibit 99.1 and is incorporated into this Item 5.07 by reference.

Item 8.01. Other Events.

On October 17, 2014, AECOM issued a press release announcing the completion of the Merger. The press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

The audited consolidated balance sheets of URS and its subsidiaries as of January 4, 2014, and December 28, 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended January 4, 2014, previously filed by URS on its Form 8-K with the SEC on August 1, 2014, are filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference. The consent of PricewaterhouseCoopers LLP, URS' independent auditor, is attached as Exhibit 23.1 hereto.

The unaudited interim consolidated balance sheet of URS and its subsidiaries as of July 4, 2014, and the related consolidated statements of operations for the three and six months ended July 4, 2014, and June 28, 2013, and cash flows for the six months ended July 4, 2014, and June 28, 2013, previously filed by URS on its Form 10-Q with the SEC on August 12, 2014, are filed as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference.

(b) Pro Forma Financial Information.

The unaudited pro forma condensed combined financial statements and explanatory notes, as required by this Item 9.01(b) with respect to the Merger and Item 2.01 of this Form 8-K, are filed as Exhibit 99.4 and incorporated herein by reference.

(d) List of Exhibits.

Exhibit No.	Description
10.1	Credit Agreement, dated as of October 17, 2014, among AECOM Technology Corporation and certain of its subsidiaries, as borrowers, certain lenders, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, MUFG Union Bank, N.A., BNP Paribas, JPMorgan Chase Bank, N.A., and the Bank of Nova Scotia, as Co-Syndication Agents, and BBVA Compass, Credit Agricole Corporate and Investment Bank, HSBC Bank USA, National Association, Sumitomo Mitsui Banking Corporation and Wells Fargo Bank, National Association, as Co-Documentation Agents.
23.1	Consent of PricewaterhouseCoopers LLP.

99.1	Press Release issued by AECOM Technology Corporation on October 17, 2014.
99.2	Audited Balance Sheets of URS Corporation as January 4, 2014, and December 28, 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended January 4, 2014.
99.3	Unaudited Interim Consolidated Balance Sheet of URS Corporation as of July 4, 2014, and the related consolidated statements of operations for the three and six months ended July 4, 2014, and June 28, 2013, and cash flows for the six months ended July 3, 2014, and June 28, 2013.
99.4	Unaudited Pro Forma Condensed Combined Financial Information of AECOM Technology Corporation, including the unaudited pro forma condensed combined balance sheet of AECOM as of June 30, 2014, and unaudited pro forma condensed combined statements of income of AECOM for the year ended September 30, 2013, and the nine months ended June 30, 2014, and related explanatory notes that give effect to the acquisition of URS (incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-4 filed by AECOM with the SEC on September 3, 2014 (File No. 333-197822)).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>AECOM TECHNOLOGY CORPORATION</u>

(Registrant)

Date: October 17, 2014

By: /s /David Y. Gan

David Y. Gan

Senior Vice President, Assistant General Counsel